BAYSHORE PARTNERS, LLC

Report Pursuant to Rule 17A-5 Under
The Securities Exchange Act of 1934
December 31, 2016







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bayshore Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 East Las Olas Boulevard, Suite 2360
(No. and Street)

Fort Lauderdale	FL	33301
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Turnor — 954-358-3800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison, Brown, Argiz & Farra, LLC
(Name – *if individual, state last, first, middle name*)

301 East Las Olas Boulevard, 4th Floor	Fort Lauderdale	FL	33301
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



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OATH OR AFFIRMATION

I, Michael Turner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bayshore Partners, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SANDRA WHITE-ROBERTS
Notary Public - State of Florida
My Comm. Expires Dec 2, 2017
Commission # FF 074170

Sandra White-Roberts

Notary Public

Signature

Managing Director

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BAYSHORE PARTNERS, LLC

CONTENTS:



MORRISON BROWN ARGIZ & FARRA, LLC

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Bayshore Partners, LLC

We have audited the accompanying statement of financial condition of Bayshore Partners, LLC (the "Company") (a Florida Corporation) as of December 31, 2016, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

As discussed in Note 4 to the financial statements, the Company is party to a Services Agreement with a company under common ownership ("related party") and conducts significant transactions with the related party which are material to the financial statements. Our opinion is not modified with respect to that matter.

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Morrison. Brown, Argiz & Farra

Fort Lauderdale, Florida
February 14, 2017

An Independent Member of Baker Tilly International

MIAMI 1450 Brickell Avenue, 18th Floor, Miami FL 33131 | T 305 373 5500 F 305 373 0056 | www.mbafcpa.com
FORT LAUDERDALE 301 East Las Olas Boulevard, 4th Floor, Fort Lauderdale FL 33301 | T 954 760 9000 F 954 760 4465

BAYSHORE PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

CURRENT ASSETS		
Cash	$	367,609
Accounts receivable		10,000
Prepaid expenses - related party		729,199
TOTAL ASSETS	$	1,106,808

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	22,728
COMMITMENTS AND CONTINGENCIES (NOTE 6)		
MEMBERS' EQUITY		1,084,080
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	1,106,808

The accompanying notes are an integral part of these financial statements.

BAYSHORE PARTNERS, LLC

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUES:		
Advisory fees	$	4,044,214
Interest income		8
TOTAL REVENUES		4,044,222
EXPENSES:		
Overhead reimbursement – related party		3,950,000
Professional fees		42,597
Regulatory expenses		33,550
Miscellaneous expenses		1,667
TOTAL EXPENSES		4,027,814
NET INCOME	$	16,408

The accompanying notes are an integral part of these financial statements.

BAYSHORE PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

MEMBERS' EQUITY – JANUARY 1, 2016	$ 1,067,672
NET INCOME	16,408
MEMBERS' EQUITY – DECEMBER 31, 2016	$ 1,084,080

The accompanying notes are an integral part of these financial statements.

BAYSHORE PARTNERS, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$	16,408
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable		48,289
Prepaid expenses - related party		3,986
Accounts payable and accrued expenses		(22,311)
TOTAL ADJUSTMENTS		29,964
NET CASH PROVIDED BY OPERATING ACTIVITIES AND NET INCREASE IN CASH		46,372
CASH - BEGINNING OF YEAR		321,237
CASH - END OF YEAR	$	367,609

The accompanying notes are an integral part of these financial statements.

BAYSHORE PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

1.   ORGANIZATION

Bayshore Partners, LLC (the "Company") is a Florida limited liability company based in Fort Lauderdale, Florida. The Company was organized to operate as a registered broker-dealer in securities in the United States of America and provides merger and acquisition advisory services to shareholders and owners of companies as well as engages in the distribution of debt and equity securities of corporations and other entities through the private placement of such securities on a best efforts basis. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP").

Government and Other Regulation

A broker-dealer of securities business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker-dealer, the Company is subject to the SEC's net capital rule (Rule 15c3-1) which requires that the Company maintain a minimum net capital, as defined.

Cash

The Company considers investments with an original maturity of three months or less to be cash equivalents. Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash deposits in excess of Federal Deposit Insurance Corporation ("FDIC") insured limit of $250,000. At times, such balances exceed these insured limits.

Revenue Recognition

Advisory fee income is recorded as earned based on agreed-upon terms with the Company's clients.

Income Tax

The Company is treated as a partnership for federal income tax purposes and, accordingly, generally would not incur income taxes or have any unrecognized tax benefits. Instead, its earnings and losses are included in the tax return of its members and taxed depending on the members' tax situation. As a result, the financial statements do not reflect a provision for income taxes.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in interest expense and other non-interest expense, respectively.

The U.S. Federal jurisdiction and Florida are the major tax jurisdictions where the Company files income tax returns. The Company is generally no longer subject to U.S. Federal or State examinations by tax authorities for years before 2013.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that might affect certain reported amounts and disclosures in the financial statements and accompanying notes during the reporting period. Accordingly, actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentration of Credit Risk

Advisory fee income from the Company's four largest customers accounted for approximately 92% of advisory fee income for the year ended December 31, 2016. As of December 31, 2016 there was no significant concentration in accounts receivable related to these customers or any other customers.

Recently Issued Accounting Pronouncement

Revenue From Contracts With Customers

In May 2014, the Financial Accounting Standards Board ("FASB") issued an accounting standard update which affects the revenue recognition of entities that enter into either (1) certain contracts to transfer goods or services to customers or (2) certain contracts for the transfer of nonfinancial assets. The update indicates an entity should recognize revenue in an amount that reflects the consideration the entity expects to be entitled to in exchange for the goods or services transferred by the entity. The update is to be applied to the beginning of the year of implementation or retrospectively and is effective for annual periods beginning after December 15, 2018 and in interim periods in annual periods beginning after December 15, 2019. Early application is permitted, but no earlier than annual reporting periods beginning after December 15, 2016. The Company is currently evaluating the effect the update will have on its financial statements.

Subsequent Events

The Company has evaluated subsequent events through February 14, 2017, which is the date the financial statements were available to be issued.

3. NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain "Net Capital" equal to the greater of $5,000 or 6 2/3% of "Aggregate Indebtedness," as defined, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $344,881 which was $339,881 in excess of its required net capital of $5,000. At December 31, 2016, the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.07 to 1.

4. RELATED PARTY TRANSACTIONS

The Company is party to a Services Agreement with a company under common ownership ("related party") effective January 1, 2015. Under this agreement, the Company reimburses the related party for overhead and salaries for shared personnel. For the year ended December 31, 2016, the Company paid $3,950,000 for reimbursement of overhead and salaries. This reimbursement of overhead and salaries are included in overhead reimbursement - related party expenses in the accompanying statement of income. As of December 31, 2016, the Company prepaid approximately $729,199 of service fees to the related party which are included as prepaid expenses - related party in the accompanying statement of financial condition.

5. MEMBERS' CAPITAL

The Company operates under an operating agreement ("Agreement") with a perpetual term, unless terminated under provisions of the Agreement. Membership capital is non-interest bearing and members are not entitled to withdraw or demand capital amounts, unless as provided for in the Agreement. Profit and losses are allocated principally based on each members pro rata share of total capital.

6. COMMITMENTS AND CONTINGENCIES

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

SUPPLEMENTAL SCHEDULES

BAYSHORE PARTNERS, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2016

CREDITS	
Members' equity	$ 1,084,080
DEBITS	
Accounts receivable	10,000
Prepaid expenses – related party	729,199
TOTAL DEBITS	739,199
NET CAPITAL	344,881
MINIMUM NET CAPITAL REQUIREMENT 6-2/3%	
OF AGGREGATE INDEBTEDNESS OF $22,728	
OR $5,000, WHICHEVER IS GREATER	5,000
EXCESS NET CAPITAL	$ 339,881
EXCESS NET CAPITAL @ 1000% (NET CAPITAL LESS	
120% OF MINIMUM NET CAPITAL REQUIREMENTS)	$ 338,881
SCHEDULE OF AGGREGATE INDEBTEDNESS	
Accounts payable and accrued expenses	22,728
TOTAL AGGREGATE INDEBTEDNESS	$ 22,728
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.07 to 1

See Report of Independent Registered Public Accounting firm.

SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION TO COMPANY'S
CORRESPONDING UNAUDITED FORM X-17a-5, PART II FILING
AS OF DECEMBER 31, 2016

There are no material differences between the preceding computation and the company's corresponding unaudited IIA of Form X-17a-5 as of December 31, 2016.

See Report of Independent Registered Public Accounting firm.



MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Bayshore Partners, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Bayshore Partners, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Bayshore Partners, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) Bayshore Partners, LLC stated that Bayshore Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Bayshore Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bayshore Partners, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Morrison, Brown, Argiz & Farra

Fort Lauderdale, Florida
February 14, 2017

MIAMI 1450 Brickell Avenue 18th Floor, Miami FL 33131 | T 305 373 5500 F 305 373 0056 | www.mbafcpa.com
FORT LAUDERDALE 301 East Las Olas Boulevard, 4th Floor Fort Lauderdale FL 33301 | T 954 760 9000 F 954 760 4465

BAYSHORE PARTNERS, LLC

Bayshore Partners, LLC's Exemption Report

Bayshore Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. Bayshore Partners, LLC claimed an exemption 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i) for the fiscal year ended December 31, 2016.

2. Bayshore Partners, LLC met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year of January 1, 2016 to December 31, 2016, without exception.

Bayshore Partners, LLC

I, Michael Turner, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

_____

Signature

Managing Director

Title

Jan 26, 2017

BAYSHORE PARTNERS, LLC

STATEMENT ON EXEMPTION FROM THE COMPUTATION FOR DETERMINATION
OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND
EXCHANGE COMMISSION AS OF DECEMBER 31, 2016

In accordance with the exemptive provisions of SEC Rule 15c3-3, especially exemption k (2) (i), the Company is exempt from the computation of reserve requirements and the information relating to the possession or control requirements. During 2016, the Company did not provide services to warrant the maintenance of a "Special Account for the Exclusive Benefit of customers."

BAYSHORE PARTNERS, LLC

AGREED-UPON PROCEDURES RELATED TO AN
ENTITY'S SIPC ASSESSMENT RECONCILIATION

DECEMBER 31, 2016





MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPPYING AGREED UPON PROCEDURES

To the Members
Bayshore Partners, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Bayshore Partners, LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other specified parties, solely to assist you and the other specified parties in evaluating Bayshore Partners, LLC's compliance with the applicable instructions of Form SIPC-7. Bayshore Partners, LLC's management is responsible for Bayshore Partners, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

Check Date	Check number	Payee	Amount
July 26, 2016	1642	SIPC	$ 8,883
February 9, 2017	1664	SIPC	$ 1,228

2) Compared the amounts reported on the audited Form X-17A-5 (Focus Report) for the year ended December 31, 2016, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, which include focus reports, general ledger and financial statements from January 1, 2016 to December 31, 2016, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, which include focus reports, general ledger and financial statements from January 1, 2016 to December 31, 2016, supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Morrison, Brown, Argiz & Farra

Fort Lauderdale, Florida
February 14, 2017

An Independent Member of Baker Tilly International

MIAMI 1450 Brickell Avenue, 18th Floor, Miami FL 33131 | T 305 373 5500 F 305 373 0056 | www.mbafcpa.com
FORT LAUDERDALE 401 East Las Olas Boulevard, 4th Floor, Fort Lauderdale FL 33301 | T 954 760 9000 F 954 760 1463

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended 12/31/2016
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Bayshore Partners, LLC
401 East Las Olas Boulevard, Suite 2360
Fort Lauderdale, Florida 33301

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Mike Turner (954) 358-3800

2. A. General Assessment (item 2e from page 2) $ 10,111

   B. Less payment made with SIPC-6 filed (exclude Interest)   (8,883   )
      7-26-2016
      _____
      Date Paid

   C. Less prior overpayment applied   (   )

   D. Assessment balance due or (overpayment) $1,228

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ 1,228

   G. PAYMENT: √ the box
      Check mailed to P.O. Box ☑ Funds Wired ☐
      Total (must be same as F above) $ 1,228

   H. Overpayment carried forward $(   )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Bayshore Partners, LLC
_____
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the 9th day of February, 20 17   Designated Principal
                                          _____
                                          (Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates _____
      Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2016 and ending 12/31/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,044,222
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	0
2d. SIPC Net Operating Revenues	$ 4,044,222
2e. General Assessment @ .0025	$ 10,111
	(to page 1, line 2.A.)



BAYSHORE PARTNERS, LLC
401 E LAS OLAS BLVD STE 2360
FORT LAUDERDALE, FL 33301-4270

WELLS FARGO BANK, N.A.
www.wellsfargo.com
63-751/631

2/9/2017

PAY TO THE ORDER OF SIPC $**1,228.00

One Thousand Two Hundred Twenty-Eight and 00/100** DOLLARS

SIPC
PO Box 92185
Washington, D.C. 20090-2185

MEMO

AUTHORIZED SIGNATURE

Details on Back. Security Features Included

⑈0000001664⑈ ⑆063107513⑆ 2000706419948⑈

BAYSHORE PARTNERS, LLC 1664

SIPC 2/9/2017

Date	Type	Reference	Original Amt.	Balance Due	Discount	Payment
2/9/2017	Bill	SIPC-7	1,228.00	1,228.00		1,228.00
					Check Amount	1,228.00